

February 12, 2015

<u>Via E-Mail</u>
David R. Melville, III
President and Chief Executive Officer
Business First Bancshares, Inc.
8440 Jefferson Highway, Suite 101
Baton Rouge, Louisiana 70809

Re: **Business First Bancshares, Inc.**
       Amendment No. 2 to Registration Statement on Form S-4
       Filed February 5, 2015
       File No. 333-200112

Dear Mr. Melville:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Noting that the Registration Statement includes financial statements for both companies as of September 30, 2014, please add a recent developments section (after the summary) addressing any material changes since September 30, 2014 at either company including Results of Operations and Financial Condition.

Summary, The Merger Consideration, page 6

2. We acknowledge your response to comment 6 of our letter to you dated January 30, 2015. Please revise the second paragraph on the second cover page and the third full paragraph on page 7 to state the price after any adjustments as of the most recent

possible date. Please revise the disclosure on page 54 to disclose the amounts of each of the adjustments for merger costs and expenses, fees and commission, and each of the bullet points.

Summary, Some of the Directors and Officers of AGFC Have Financial Interests in the Merger that are Different from Your Interests, page 15

3. We acknowledge your response to comment 7 of our letter to you dated January 30, 2015. Please revise the last paragraph of this section on page 16 to disclose the aggregate amount of cash and stock and the percentage of the total consideration to be paid to directors and officers of AGFC excluding any amounts they will receive as shareholders of AGFC. Please reconcile the disclosure that they will receive only an aggregate of $95,850 with your disclosure on pages 97-98.

Business First's Reasons for the Merger, page 63

4. We acknowledge your response to comment 4 of our letter to you dated January 30, 2015. Please disclose in the carryover paragraph on page 64 the identity of your financial advisor on whom you relied in determining that the terms of the proposed merger are fair to your shareholders.

Background of the Merger, page 55

5. We acknowledge your response to comment 4 of our letter to you dated January 30, 2015. Please revise the first paragraph on page 58 to disclose any material relationship that existed during the last two years between Business First and Sandler O'Neill.

Material U.S. Federal Income Tax Consequences of the Merger, page 101

6. We acknowledge your response to comment 16 of our letter to you dated January 30, 2015. Please revise the section, including the section on page 102 entitled "Tax Consequences of the Merger Generally" to unequivocally state that this transaction will qualify as a reorganization and to also state the resulting consequences to each company and the shareholders. Please delete the section on page 103 entitled "Material U.S. Federal Income Tax Consequences if the Merger Fails to Qualify as a Reorganization."

David R. Melville, III
Business First Bancshares, Inc.
February 12, 2015
Page 3

<u>Fairness Opinion of Sandler O'Neill to the Board of Directors of American Gateway
Financial Corporation, Appendix B</u>

7. Please file as an exhibit a fairness opinion from Sandler O'Neill that is on the
    letterhead of Sandler O'Neill.

<u>Exhibit 8.1</u>

8. Please revise the last sentence on page 2 of the tax opinion to clarify that
    shareholders of each company are entitled to rely on the opinion.

Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

You may contact or Paul Cline at (202) 551-3851 or Gustavo Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments
on the financial statements and related matters. Please contact Jonathan E. Gottlieb at
(202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Senior Special Counsel